APEIRON CAPITAL INVESTMENT CORP.

175 Federal Street, Suite 875

Boston, Massachusetts 02110

November 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Melanie Singh and David Link

Re: Apeiron Capital Investment Corp.

Preliminary Proxy Statement on Schedule 14A

Filed November 18, 2022

File No. 001-41030

Dear Ms. Singh and Mr. Link:

Apeiron Capital Investment Corp. (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated November 22, 2022. For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed November 18, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully advises the Staff that its sponsor, Apeiron Capital Sponsor, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

* * *

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 23, 2022

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Joshua Englard, Esq., of Ellenoff Grossman & Schole LLP, at jenglard@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Apeiron Capital Investment Corp.

By:	/s/ Joel Shulman
Name: Joel Shulman
Title: Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP